SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                                (Amendment No.)*

                          GIANT JR. INVESTMENTS, CORP.
                          ----------------------------
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                  374512 10 1
                                  -----------
                                 (CUSIP Number)

                                  Albert Aimers
                    c/o Forest, Glenneyre & Associates, Inc.
                          202 N. Curry Street, Ste. 100
                              Carson City, NV 89703
                                 (775) 882-1013
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                NOVEMBER 1, 2004
             (Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquitsition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: |_|

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1 NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (Entities Only)

Forest, Glenneyre & Associates, Inc. and Albert Aimers
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2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a) |X|
                                                          (b) |_|

Mr. Aimers is sole shareholder of Forest, Glenneyre

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3    SEC USE ONLY

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4    SOURCE OF FUNDS*

           WC
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5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
     2(d) or 2(e) |_|
--------------------------------------------------------------------------------

6    CITIZENSHIP OR PLACE OF ORGANIZATION      Nevada

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      NUMBER OF      7    SOLE VOTING POWER

      SHARES              43,350,000
                     -----------------------------------------------------------
      BENEFICIALLY   8    SHARED VOTING POWER

      OWNED BY
                     -----------------------------------------------------------
      EACH           9    SOLE DISPOSITIVE POWER

      REPORTING           43,350,000
                     -----------------------------------------------------------
      PERSON         10   SHARED DISPOSITIVE POWER

      WITH
      --------------------------------------------------------------------------

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON   43,350,000
--------------------------------------------------------------------------------

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* |_|
--------------------------------------------------------------------------------

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     31.1%
--------------------------------------------------------------------------------

14 TYPE OF REPORTING PERSON*     CO  and  IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

ITEM 1. SECURITY AND ISSUER.

The class of equity securities to which this statement on Schedule 13D relates is the common stock, $.001 par value (the Issuer Common Stock), of Giant Jr. Investments Corp., a Nevada corporation (the Issuer). The principal executive offices of the Issuer are located at 2575 McCabe Way, Irvine, California 92614.

ITEM 2. IDENTITY AND BACKGROUND.

(a) This statement on Schedule 13D is filed on behalf of Forest, Glenneyre & Associates, Inc. ("FGA") (the Reporting Entity), as the direct beneficial owner of shares of Issuer Common Stock, and by Albert Aimers ("Principal Shareholder") by virtue of his ownership of the capital stock of the Reporting Entity. Certain information concerning the Principal Shareholder of the Reporting Entity is set forth on Schedule 1 attached hereto and incorporated herein by reference. The Reporting Entity does not have any executive officers.

(b) The Reporting Entity is a corporation, organized under the laws of the State of Nevada. The Reporting Entity's business address is 202 N. Curry Street, Ste. 100, Carson City, NV 89703. Principal Shareholder is an individual residing in California. Principal Shareholder's business address is 202 N. Curry Street, Ste. 100, Carson City, NV 89703.

(c) The Reporting Entity is engaged in the business of investments/venture capital. Principal Shareholder is an individual engaged in investment activities. The principal occupations of the Principal Shareholder of the Reporting Entity are set forth on Schedule 1 hereto and incorporated herein by reference.

(d) During the last five years, neither the Reporting Entity nor the Principal Shareholder or to the best of their knowledge, any person named in Schedule 1 hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the past five years, neither the Reporting Entity, nor Principal Shareholder or to the best of their knowledge, any person named in Schedule 1 hereto, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which was or is subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The Reporting Entity is a corporation formed under the laws of the State of Nevada. The Principal Shareholder is a citizen of the Canada. The citizenship of the Principal Shareholder of the Reporting Entity is set forth on Schedule 1 hereto and incorporated herein by reference.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Pursuant to agreements with approximately 7 shareholders of the Issuer, the Reporting Entity acquired 37,950,000 shares of Issuer Common Stock; all of the funds used to make such purchases were provided from the working capital of the Reporting Entity.

ITEM 4. PURPOSE OF TRANSACTION.

The Reporting Entity acquired the shares of Issuer Common Stock in order to have a substantial interest in Issuer.

Except as disclosed in this Item 4, the Reporting Entity does not have any current plans or proposals that relate to or would result in any of the events described in clauses (a) through (j) of the instructions to Item 4 of Schedule 13D. The Reporting Entity expects to evaluate the Issuer's financial condition, business operations and prospects, the market price of the Issuer Common Stock, conditions in the securities markets generally, general economic and industry conditions and other factors on an ongoing basis. Accordingly, the Reporting Entity reserves the right to change its plans and intentions at any time, as its Principal Shareholder deem appropriate. In particular, the Reporting Entity may, subject to the restrictions contained in the securities laws, acquire additional shares of the Issuer Common Stock or securities convertible or exchangeable for the Issuer Common Stock in public or private transactions, dispose of shares of the Issuer Common Stock or other securities in public or private transactions, and/or enter into privately negotiated derivative transactions with institutional counterparties to hedge the market risk of some or all of its position in the Issuer Common Stock or other securities. Any such transactions may be effected at any time and from time to time.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

(a) The Reporting Entity is the direct beneficial owner of 43,350,000 shares of Issuer Common Stock, which shares constitute 31.1% of the total class. As the sole shareholder of the Reporting Entity, the Principal Shareholder, may be deemed to share indirect beneficial ownership of the 43,350,000 Shares of Issuer Common Stock directly beneficially owned by the Reporting Entity, which shares constitute 31.1% of the total class.

Except as set forth in this Item 5(a), none of the persons named in Schedule 1 hereto owns beneficially any shares of Issuer Common Stock.

(b) The Reporting Entity has the direct power to vote and direct the disposition of the 43,350,000 shares of Issuer Common Stock beneficially owned by it. By virtue of the relationships described in Item 2 and in paragraph (a) of this
Item 5, the Principal Shareholder may be deemed to share the indirect power to vote and direct the disposition of the 43,350,000 shares of Issuer Common Stock beneficially owned by the Reporting Entity.

(c) Other than as described in Item 3, no transactions in the Issuer Common Stock were effected during the past sixty (60) days by the Reporting Entity, or Principal Shareholder to the best of their knowledge, any person listed in
Schedule 1 hereto.

(d) Not applicable.

(e) Not applicable.

ITEM 6. CONTRACTS ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Neither the Reporting Entity, Principal Shareholder or to the best of their knowledge, any person listed on Schedule 1 hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Issuer, including but not limited to the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

      Exhibit 1       Agreement dated November 1, 2004 Re: Joint Filing of
                      Schedule 13D.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2004                 Forest, Glenneyre & Associates, Inc.
                                       a Nevada corporation

                                       By: /s/ Albert Aimers
                                           -------------------------------------
                                               Albert Aimers
                                               President

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 8, 2004                 By: /s/ Albert Aimers
                                           ------------------------------------
                                               Albert Aimers
                                               an individual

                                   SCHEDULE 1

                      FOREST, GLENNEYRE & ASSOCIATES, INC.

   NAME, BUSINESS ADDRESS                 PRINCIPAL
AND CITIZENSHIP OF MANAGER                OCCUPATION         BUSINESS EMPLOYER
----------------------------              ----------         -----------------
Albert Aimers                              Investor                 N/A
202 N. Curry Street, Ste. 100
Carson City, NV 89703
Canadian Citizen

                                  EXHIBIT INDEX

EXHIBIT
NUMBER                             DESCRIPTION
-------                            ------------

Exhibit 1   Agreement dated November 8, 2004 Re: Joint Filing of Schedule 13D.